EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following table lists all of the subsidiaries of the Company and the jurisdiction of incorporation of each subsidiary. Each subsidiary does business under its corporate name indicated in the table.
Name	State or Other Jurisdiction of Incorporation

BassNet, Inc.	Delaware

Camisas Modernas, S.A.	Guatemala

Caribe M&I Ltd.	Cayman Islands

C.A.T. Industrial, S.A. de C.V.	Honduras

CD Group Inc.	Delaware

Confecciones Imperio S.A.	Costa Rica

G.H. Bass Caribbean LLC	Delaware

G. H. Bass Franchises Inc.	Delaware

GHB (Far East) Limited	Hong Kong

izod.com inc.	Delaware

Phillips-Van Heusen (Far East) Limited	Hong Kong

Phillips-Van Heusen Puerto Rico LLC	Delaware

PVHCareerApparel.com Inc.	Delaware

PVH Foreign Holdings Corp.	Delaware

PVH Retail Corp.	Delaware

PVH Wholesale Corp.	Delaware

Ropa PVH Mexicana, Camisas y Diseños, S.A. de C.V.	Mexico

The IZOD Corporation	Pennsylvania